SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)1
Steelcase Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
858155203

(CUSIP Number)
June 30, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑Rule 13d-1(b)
☐Rule 13d-1(c)
☐Rule 13d-1(d)
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
Page 1 of 9 pages

CUSIP No. 859155203
Schedule 13G
Page 2 of 9 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

	FIFTH THIRD BANCORP	31-0854434

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☑
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	OHIO
This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary or agency accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:
Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power	12,280,672 shares

(6)	Shared Voting Power	14,876,977 shares

(7)	Sole Dispositive Power	11,642,772 shares

(8)	Shared Dispositive Power	31,192,774 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
46,993,339

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

(11)	Percent of Class Represented by Amount in Row 9	39.37%

(12)	Type of Reporting Person*	HC

CUSIP No. 858155203
Schedule 13G
Page 3 of 9 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

	FIFTH THIRD BANK – an Ohio Banking Corporation	31-0854434

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☑
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	OHIO
This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary or agency accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:
Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power	1,800 shares

(6)	Shared Voting Power	0 shares

(7)	Sole Dispositive Power	900 shares

(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,800

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

(11)	Percent of Class Represented by Amount in Row 9	0%

(12)	Type of Reporting Person*	BK

CUSIP No. 858155203
Schedule 13G
Page 4 of 9 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

	FIFTH THIRD BANK – a Michigan Banking Corporation	31-0854434

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☑
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	MICHIGAN
This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary or agency accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:
Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power	12,278,872 shares

(6)	Shared Voting Power	14,876,977 shares

(7)	Sole Dispositive Power	11,641,872 shares

(8)	Shared Dispositive Power	31,192,774 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
46,991,539

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

(11)	Percent of Class Represented by Amount in Row 9	39.37%

(12)	Type of Reporting Person*	BK

Securities and Exchange Commission
Schedule 13G
Page 5 of 9 pages

Item 1(a).	Name of Issuer:

Steelcase Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 44th Street SE
Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing:

(1) Fifth Third Bancorp
(2) Fifth Third Bank – an Ohio Banking Corporation
(3) Fifth Third Bank – a Michigan Banking Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) Fifth Third Center, Cincinnati, Ohio 45263
(2) Fifth Third Center, Cincinnati, Ohio 45263
(3) 111 Lyon Street NW, Grand Rapids, Michigan 49503

Item 2(c).	Citizenship:

(1) Ohio
(2) Ohio
(3) Michigan

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

858155203

Securities and Exchange Commission
Schedule 13G
Page 5 of 8 pages
Item 3.            If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 7 of 9 pages

Item 4.	Ownership

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary or agency accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:

	(a)	Amount	Beneficially Owned:	46,993,339 shares

	(b)	Percent	of Class:	39.37%

	(c)	Number	of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	12,280,672 shares
		(ii)	Shared power to vote or to direct the vote	14,876,977 shares
		(iii)	Sole power to dispose or to direct the disposition of	11,642,772 shares
		(iv)	Shared power to dispose or to direct the disposition of	31,192,774 shares
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

Securities and Exchange Commission
Schedule 13G
Page 8 of 9 pages
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Fifth Third Bank, a Michigan Banking Corporation and indirect, wholly-owned subsidiary of Fifth Third Bancorp.
Fifth Third Bank, an Ohio Banking Corporation and indirect, wholly-owned subsidiary of Fifth Third Bancorp.
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 9 of 9 pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Fifth Third Bancorp

/s/ Charles Drucker August 20, 2007

Executive Vice President Today’s Date